UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim

Consolidated Financial

Statements

Corresponding to the

Nine Months

ended September 30,

2016

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated balance sheet	3

Condensed Interim Consolidated income statement	4

Condensed Interim Consolidated statements of recognized income and expenses	5

Condensed Interim Consolidated statements of changes in equity	6

Condensed Interim Consolidated statements of cash flows	8

NOTES TO THE ACCOMPANYING CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated balance sheets as of September 30, 2016 and December 31, 2015.

	Millions of Euros
ASSETS	September 2016	December 2015 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	31,174	29,282
FINANCIAL ASSETS HELD FOR TRADING	75,569	78,326
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,104	2,311
AVAILABLE-FOR-SALE FINANCIAL ASSETS	86,673	113,426
LOANS AND RECEIVABLES	457,338	471,828
HELD-TO-MATURITY INVESTMENTS	19,094	-
HEDGING DERIVATIVES	3,604	3,538
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	50	45
INVESTMENTS IN SUBSIDARIES, JOINT VENTURES AND ASSOCIATES	751	879
INSURANCE OR REINSURANCE ASSETS	474	511
TANGIBLE ASSETS	9,470	9,944
INTANGIBLE ASSETS	9,503	10,275
TAX ASSETS	17,318	17,779
OTHER ASSETS	8,379	8,566
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	3,126	3,369
TOTAL ASSETS	724,627	750,078

	Millions of Euros
LIABILITIES AND EQUITY	September 2016	December 2015 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	55,226	55,203
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,436	2,649
FINANCIAL LIABILITIES AT AMORTIZED COST	581,593	606,113
HEDGING DERIVATIVES	3,237	2,726
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	-	358
LIABILITIES UNDER INSURANCE CONTRACTS	9,274	9,407
PROVISIONS	8,627	8,852
TAX LIABILITIES	4,593	4,721
OTHER LIABILITIES	3,749	4,610
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	-	-
TOTAL LIABILITIES	668,736	694,638
STOCKHOLDERS’ FUNDS	52,248	50,639
Capital	3,175	3,120
Share premium	23,992	23,992
Equity instruments issued other than capital	-	-
Other equity	34	35
Retained earnings	23,809	22,588
Revaluation reserves	21	22
Other reserves	(150)	(98)
Less: Treasury shares	(64)	(309)
Profit or loss attributable to owners of the parent	2,797	2,642
Less: Interim dividends	(1,367)	(1,352)
ACCUMULATED OTHER COMPREHENSIVE INCOME	(4,681)	(3,349)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	8,324	8,149
TOTAL EQUITY	55,891	55,439
TOTAL EQUITY AND TOTAL LIABILITIES	724,627	750,078

	Millions of Euros
MEMORANDUM	September 2016	December 2015 (*)

Financial guarantees given	49,969	49,876
Contingent commitments	125,072	135,733

(*)	Presented solely and exclusively for comparison purposes (see Note 1)

The accompanying Notes 1 to 10 are an integral part of the condensed interim consolidated balance sheet as of September 30, 2016.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated income statements for the nine months ended September 30, 2016 and 2015

	Millions of Euros
	September 2016	September 2015 (*)
INTEREST INCOME	20,636	17,724
INTEREST EXPENSES	(7,961)	(6,124)
NET INTEREST INCOME	12,674	11,600
DIVIDEND INCOME	336	288
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	18	192
FEE AND COMMISSION INCOME	5,046	4,572
FEE AND COMMISSION EXPENSES	(1,489)	(1,225)
GAINS OR (-) LOSSES ON DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS, NET	992	818
GAINS OR (-) LOSSES ON FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING, NET	180	(434)
GAINS OR (-) LOSSES ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS, NET	50	190
GAINS OR (-) LOSSES FROM HEDGE ACCOUNTING, NET	(56)	155
EXCHANGE DIFFERENCES (NET)	587	850
OTHER OPERATING INCOME	972	887
OTHER OPERATING EXPENSES	(1,644)	(1,436)
INCOME ON INSURANCE AND REINSURANCE CONTRACTS	2,741	2,633
EXPENSES ON INSURANCE AND REINSURANCE CONTRACTS	(1,977)	(1,880)
GROSS INCOME	18,431	17,211
ADMINISTRATION COSTS	(8,488)	(7,880)
DEPRECIATION	(1,061)	(932)
PROVISIONS OR (-) REVERSAL OF PROVISIONS	(463)	(574)
IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT ON FINANCIAL ASSETS NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS	(3,114)	(3,214)
NET OPERATING INCOME	5,305	4,610
IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT OF INVESTMENTS IN SUBSIDARIES, JOINT VENTURES AND ASSOCIATES	-	-
IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS	(172)	(206)
GAINS (LOSSES) ON DERECOGNIZED OF NON FINANCIAL ASSETS AND SUBSIDIARIES, NET	54	(2,146)
NEGATIVE GOODWILL RECOGNISED IN PROFIT OR LOSS	-	22
PROFIT OR (-) LOSS FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS	(80)	775
OPERATING PROFIT BEFORE TAX	5,107	3,055
TAX EXPENSE OR (-) INCOME RELATED TO PROFIT OR LOSS FROM CONTINUING OPERATION	(1,385)	(941)
PROFIT FROM CONTINUING OPERATIONS	3,722	2,113
PROFIT FROM DISCONTINUED OPERATIONS (NET)	-	-
PROFIT	3,722	2,113
Attributable to minority interest [non-controlling interests]	925	411
Attributable to owners of the parent	2,797	1,702

	Euros
	September 2016	September 2015 (*)
EARNINGS PER SHARE	0.41	0.24
Basic earnings per share from continued operations	0.41	0.24
Diluted earnings per share from continued operations	0.41	0.24
Basic earnings per share from discontinued operations	-	-
Diluted earnings per share from discontinued operations	-	-

(*)	Presented solely and exclusively for comparison purposes (see Note 1)

The accompanying Notes 1 to 10 are an integral part of the consolidated income statement corresponding to the nine months ended September 30, 2016.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated statements of recognized income and expenses for the nine months ended September 30, 2016 and 2015

	Millions of Euros
	September 2016	September 2015 (*)
PROFIT RECOGNIZED IN INCOME STATEMENT	3,722	2,113
OTHER RECOGNIZED INCOME (EXPENSES)	(1,659)	(4,900)

ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(70)	33

Actuarial gains and losses from defined benefit pension plans	(108)	35
Non-current assets available for sale	-	-
Entities under the equity method of accounting	-	8
Income tax related to items not subject to reclassification to income statement	38	(10)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(1,589)	(4,933)

Hedge of net investments in foreign operations [effective portion]	117	172

Valuation gains or (-) losses taken to equity	117	172
Transferred to profit or loss	-	-
Other reclassifications	-	-
Foreign currency translation	(2,043)	(3,528)

Valuation gains or (-) losses taken to equity	(2,043)	(3,797)
Transferred to profit or loss	-	269
Other reclassifications	-	-
Cash flow hedges [effective portion]	213	(24)

Valuation gains or (-) losses taken to equity	243	(8)
Transferred to profit or loss	(30)	(2)
Transferred to initial carrying amount of hedged items	-	-
Other reclassifications	-	(14)
Available-for-sale financial assets	387	(3,230)

Valuation gains or (-) losses taken to equity	1,157	(2,010)
Transferred to profit or loss	(770)	(1,320)
Other reclassifications	-	100
Non-current assets held for sale	-	-

Valuation gains or (-) losses taken to equity	-	-
Transferred to profit or loss	-	-
Other reclassifications	-	-
Entities accounted for using the equity method	(82)	782

Income tax	(181)	895
TOTAL RECOGNIZED INCOME/EXPENSES	2,063	(2,787)
Attributable to minority interest [non-controlling interests]	598	(1,278)
Attributable to the parent company	1,465	(1,509)

(*)	Presented solely and exclusively for comparison purposes (see Note 1).

The accompanying Notes 1 to 10 are an integral part of the condensed interim consolidated statement of recognized income and expenses for the nine months ended September 30, 2016.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated statements of changes in equity for the nine months ended September 30, 2016

	Millions of Euros
												Non-controlling interest
September 2016	Capital	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings	Revaluation reserves	Other reserves	(-) Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensive income	Valuation adjustments	Rest	Total
Balances as of January 1, 2016	3,120	23,992	-	35	22,588	22	(98)	(309)	2,642	(1,352)	(3,349)	(1,346)	9,495	55,439
Total income/expense recognized	-	-	-	-	-	-	-	-	2,797	-	(1,332)	(326)	925	2,063
Other changes in equity	56	-	-	(1)	1,222	(2)	(51)	245	(2,642)	(15)	-	-	(423)	(1,612)
Issuances of common shares	56	-	-	-	(56)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	32	-	(32)	-	-	(1,220)	-	-	(234)	(1,455)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,393)	-	-	-	-	-	(1,393)
Sale or cancellation of treasury shares	-	-	-	-	(36)	-	-	1,638	-	-	-	-	-	1,602
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,309	(2)	(18)	-	(2,642)	1,352	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(25)	4	-	-	-	-	-	-	-	-	(22)
Other increases or (-) decreases in equity	-	-	-	25	(31)	-	(2)	-	-	(147)	-	-	(189)	(344)
Balances as of September 30, 2016	3,175	23,992	-	34	23,809	21	(150)	(64)	2,797	(1,367)	(4,681)	(1,672)	9,996	55,891

The accompanying Notes 1 to 10 are an integral part of the condensed interim consolidated statement of changes in equity for the nine months ended September 30, 2016.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated statements of changes in equity for the nine months ended September 30, 2015

	Millions of Euros
												Non-controlling interest		Total
September 2015 (*)	Capital	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings	Revaluation reserves	Other reserves	(-) Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensive income	Otro resultado global acumulado	Otros ele mentos
Balances as of January 1, 2015	3,024	23,992	-	66	20,281	23	633	(350)	2,618	(841)	(348)	(53)	2,564	51,609
Total income/expense recognized	-	-	-	-	-	-	-	-	1,702	-	(3,210)	(1,689)	411	(2,786)
Other changes in equity	66	-	-	(36)	2,359	(1)	(744)	56	(2,618)	(400)	-	-	6,096	4,778
Issuances of common shares	66	-	-	-	(66)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	83	-	(83)	-	-	(1,163)	-	-	(149)	(1,312)
Purchase of treasury shares	-	-	-	-	-	-	-	(2,682)	-	-	-	-	-	(2,682)
Sale or cancellation of treasury shares	-	-	-	-	3	-	-	2,738	-	-	-	-	-	2,741
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	2,439	(1)	(661)	-	(2,618)	841	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(48)	12	-	-	-	-	-	-	-	-	(36)
Other increases or (-) decreases in equity	-	-	-	12	(112)	-	-	-	-	(78)	-	-	6,245	6,067
Balances as of September 30, 2015	3,090	23,992	-	30	22,640	22	(111)	(294)	1,702	(1,241)	(3,558)	(1,742)	9,071	53,601

(*)Presented solely and exclusively for comparison purposes (see Note 1).

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated statements of cash flows for the nine months ended September 30, 2016 and 2015

	Millions of Euros
	September 2016	September 2015 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	(1,198)	12,173
Profit for the year	3,722	2,113
Adjustments to obtain the cash flow from operating activities:	4,269	14,582
Depreciation and amortization	1,061	932
Other adjustments	3,208	13,650
Net increase/decrease in operating assets	(7,804)	(3,581)
Financial assets held for trading	1,317	(130)
Other financial assets/liabilities designated at fair value through profit or loss	1	(110)
Available-for-sale financial assets	8,486	(2,452)
Loans and receivables / Financial liabilities at amortized cost	(19,642)	(79)
Other operating assets/liabilities	2,034	(810)
Collection/Payments for income tax	(1,385)	(941)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	(2,079)	(3,223)
Tangible assets	(669)	(788)
Intangible assets	(389)	(404)
Investments	317	797
Subsidiaries and other business units	(77)	(3,159)
Non-current assets held for sale and associated liabilities	486	248
Held-to-maturity investments	(1,747)	-
Other settlements/collections related to investing activities	-	83
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(468)	997
Dividends	(1,431)	(286)
Subordinated liabilities	1,000	1,364
Common stock amortization/increase	-	-
Treasury stock acquisition/disposal	193	57
Other items relating to financing activities	(230)	(138)
EFFECT OF EXCHANGE RATE CHANGES (4)	(2,336)	(5,255)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	(6,081)	4,692
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR	43,466	31,430
CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	37,386	36,122

	Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	September 2016	September 2015 (*)
Cash	5,904	5,781
Balance of cash equivalent in central banks	31,482	30,341
Other financial assets	-	-
Less: Bank overdraft refundable on demand	-	-
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	37,386	36,122

(*)Presented solely and exclusively for comparison purposes (see Note 1).

The accompanying Notes 1 to 10 are an integral part of the condensed interim consolidated statement of cash flows for the nine months ended September 30, 2016.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

.

Notes to the condensed interim consolidated financial statements as of and for the period ended September 30, 2016

1.	Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information.

Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as on its web site (www.bbva.com).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, joint venture and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

The consolidated financial statements of the BBVA Group for the year ended December 31, 2015 were approved by the shareholders at the Annual General Meeting (“AGM”) on March 11, 2016.

Basis for the presentation of the condensed interim consolidated financial statements

The BBVA Group’s unaudited condensed interim consolidated financial statements (hereinafter, the “consolidated financial statements”) are presented in accordance with the International Accounting Standard 34 (“IAS 34”), on interim financial information for the preparation of financial statements for an interim period and have been presented to the Board of Directors at its meeting held on October 26,2016. According to IAS 34, the interim financial information is prepared solely with the purpose of updating the last prepared consolidated financial statements and interim consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in the last consolidated financial statements and interim consolidated financial statements. Therefore, the accompanying consolidated financial statements do not include all information required by a complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group for the year ended December 31, 2015 and interim consolidated financial statements of the Group for the first semester 2016. The consolidated financial statements of the Group for the year ended December 31, 2015 and the interim consolidated financial statements of the Group for the first semester 2016, were presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31 2015 and June 30, 2016 respectively, considering the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group.

The accompanying consolidated financial statements were prepared applying the same principles of consolidation, accounting policies and valuation criteria, which as described in Note 2, are the same as those applied in the consolidated financial statements of the Group for the year ended December 31, 2015 and in the interim consolidated financial statements for the six months ended June 30, 2016, taking into account the standards and interpretations issued during the third quarter of 2016, so that they presented fairly the Group’s consolidated equity and financial position of the Group as of September 30, 2016, together with the consolidated results of its operations and the consolidated cash flows generated in the Group during the nine months ended September 30, 2016. These consolidated financial statements and explanatory notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of the size of the units used. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

When determining the information to disclose about various items of the financial statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the interim consolidated financial statements.

Comparative information

As of September 2016, the consolidated financial statements of BBVA Group are prepared in accordance with the presentation models required by Circular 5/2015 of the Comisión Nacional del Mercado de Valores. The aim is to adapt the content of the public financial information from the credit institutions and formats of the financial statements established mandatory by the European Union regulation for the credit institution.

The information included in the accompanying interim consolidated financial statements and the explanatory notes referring to December 31, 2015 and September 30, 2015 is presented exclusively for the purpose of comparison with the information for September 30, 2016.

In the first nine months ended September 30, 2016, the BBVA Group operating segments have not been significant changes with regard to the existing structure in 2015. The information related to operating segments as of December 31, 2015 and September 30, 2015 has been restated for comparability purposes, as required by IFRS 8 “Operating segments”.

Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates (see Notes 6, 7, 8 and 9) relate mainly to the following:

●	Impairment on certain financial assets.

●	The assumptions used to quantify certain provisions and for the actuarial calculation of post-employment benefit liabilities and commitments.

●	The useful life and impairment losses of tangible and intangible assets.

●	The valuation of goodwill and price allocation of business combinations.

●	The fair value of certain unlisted financial assets and liabilities.

●	The recoverability of deferred tax assets.

●	The Exchange rate and the inflation rate of Venezuela.

Although these estimates were made on the basis of the best information available as of September 30, 2016 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

During the nine months ended September 30, 2016 there have been no significant changes to the assumptions made as of December 31, 2015, other than those indicated in these consolidated financial statements.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Related-party transactions

The information related to these transactions is presented in Note 53 of consolidated financial statements of the Group for the six months ended June 30, 2016.

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out under normal market conditions.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The accounting policies and methods applied for the preparation of the accompanying consolidated financial statements are the same as those applied in the Interim Consolidated Financial Statements ended June 30, 2016.

Recent IFRS pronouncements

Changes introduced in 2016

The following modifications to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force after January 1, 2016. They have not had a significant impact on the BBVA Group’s consolidated financial statements corresponding to the period ended September 30, 2016.

Amended IFRS 11 – “Joint Arrangements”

The amendments made to IFRS 11 require the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs.

Amended IAS 16 – “Property, Plant and Equipment” and Amended IAS 38 – “Intangible Assets”

The amendments made to IAS 16 and IAS 38 exclude, as general rule, as depreciation method to be used, those methods based on revenue that is generated by an activity that includes the use of an asset, because the revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits of the asset.

Amended IAS 27 – “Separate financial statements”

Changes to IAS 27 allow entities to use the equity method to account for investment in subsidiaries, joint ventures and associates, in their separate financial statements.

Annual improvements cycle to IFRSs 2012-2014

The annual improvements cycle to IFRSs 2012-2014 includes minor changes and clarifications to IFRS 5 – Non current assets held for sale and discontinued operations, IFRS 7 – Financial instruments: Information to disclose, IAS 19 – Employee benefits and IAS 34 – interim financial information.

Amended IAS 1 – Presentation of Financial Statements

The amendments made to IAS 1 further encourage companies to apply professional judgment in determining what information to disclose in their financial statements, in determining when line items are disaggregated and additional headings and subtotals included in the statement of financial position and the statement of profit or loss and other comprehensive income, and in determining where and in what order information is presented in the financial disclosures.

Amended IFRS 10 – “Consolidated Financial Statements”, Amended IFRS 12 – “Disclosure of interests in other entities” and Amended IAS 28 – “Investments in Associates and Joint Ventures”

The amendments to IFRS 10, IFRS 12 and IAS 28 introduce clarifications to the requirements when accounting for investment entities in three aspects:

●	The amendments confirm that a parent entity that is a subsidiary of an investment entity has the possibility to apply the exemption from preparing consolidated financial statements

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

●

The amendments clarify that if an investment entity has a subsidiary whose main purpose is to support the investment entity’s investment activities by providing investment-related services or activities, to the entity or other parties, and that is not itself an investment entity, it shall consolidate that subsidiary; but if that subsidiary is itself an investment entity, the investment entity parent shall measure the subsidiary at fair value through profit or loss.

●

The amendments require a non-investment entity investor to retain, when applying the equity method, the fair value measurement applied by an investment entity associate or joint venture to its interests in subsidiaries.

Standards and interpretations issued but not yet effective as of September 30, 2016

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of September 30, 2016. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 – “Financial instruments”

The IASB has established January 1, 2018, as the mandatory application date, with the possibility of early adoption.

Amended IFRS 7 – “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities will have to provide as soon as they apply IFRS 9 for the first time.

Amended IFRS 4 – “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”

The amendments introduce two approaches to address concerns that the financial statements of issuers of insurance contracts may be difficult to understand if IFRS 9 is applied before the forthcoming insurance contracts Standard:

●

Overlay approach: gives all companies that issue insurance contracts within the scope of IFRS 4, the option to reclassify, from profit or loss to other comprehensive income, an amount equal to the difference between the amount reported in profit or loss for qualifying financial assets applying IFRS 9 and the amount that would have been reported in profit or loss for those financial assets applying IAS 39. Qualifying financial assets are contracts within the scope of IFRS 4 that are measured at fair value through profit or loss applying IFRS 9 that would not have been measured at fair value through profit or loss applying IAS 39. Entities can choose to apply the overlay approach only when they first apply IFRS 9.

●

Deferral approach: gives companies whose activities are predominantly connected with issuing contracts within the scope of IFRS 4 an optional temporary exemption from applying IFRS 9 until the earliest of the application of the forthcoming insurance contracts Standard, or 1 January 2021. Entities are required to assess whether their activities are predominantly connected with insurance at the end of their annual reporting period immediately before 1 April 2016 and will apply the temporary exemption for annual periods beginning on or after 1 January 2018.

IFRS 15 – “Revenue from contracts with customers” and “clarifications to IFRS 15”

This Standard will be applied to the accounting years starting on or after January 1, 2018, although early adoption is permitted.

Amended IFRS 10 – “Consolidated financial statements” and IAS 28 amended

These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

IAS 12 – “Income Taxes. Recognition of Deferred Tax Assets for Unrealized Losses”

These modifications will be applied to the accounting periods beginning on or after January 1, 2017, although early application is permitted.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

IFRS 16 – “Leases”

The standard will be applied to the accounting years starting on or after January 1, 2019, although early application is permitted if IFRS 15 is also applied.

IAS 7 – “Statement of Cash Flows. Disclosure Initiative”

These modifications will be applied to the accounting periods beginning on or after January 1, 2017, although early application is permitted.

IFRS 2 – “Classification and Measurement of Share-based Payment Transactions”

These modifications will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I and II of the Interim Consolidated Financial Statements for the first semester 2016, show relevant information as of June 30, 2016 related to the main subsidiaries and structured entities and joint ventures and associates accounted for using the equity method. Appendix III of the Interim Consolidated Financial Statements for the first semester 2016, show the main changes and notification of investments and divestments in the BBVA Group for the year ended June 30, 2016. Appendix IV of the Interim Consolidated Financial Statements for the first semester 2016, show fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2016.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, the United States and Turkey, with an active presence in other areas of Europe and Asia (see Note 5). There have been no significant variations in the Group during the third quarter of 2016.

Ongoing operations

Mergers

The BBVA Group, at its Board of Directors meeting held on March 31, 2016, adopted a resolution to begin a merger process of BBVA S.A. (absorbing company), Catalunya Banc, S.A., Banco Depositario BBVA, S.A. y Unoe Bank, S.A. This transaction is part of the corporate reorganization of its banking subsidiaries in Spain.

On September 9, 2016, after obtaining the authorization from the pertinent authorities, the deed of merger by absorption of Catalunya Banc, S.A. into BBVA was registered at the Bizkaia Commercial Registry.

These transactions have no impact in the consolidated financial statements both from the accounting and the solvency stand points.

4.	Shareholder remuneration system

On March 31, 2016, the Board of Directors approved the execution of the first of the share capital increases charged to voluntary reserves, as agreed by the AGM held on March 11, 2016 to implement the Dividend Option. As a result of this increase, the Bank’s share capital increased by €55,702,125.43 (113,677,807 shares at a €0.49 par value each). 82.13% of the right owners have opted to receive newly-issued BBVA ordinary shares. The other 17.87% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 1,137,500,965 rights for a total amount of €146,737,624.49. The price at which BBVA has acquired such rights of free allocation (in execution of said commitment) was €0.129 per right.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

The Board of Directors, at its meeting held on June 22, 2016, approved the distribution in cash of €0.08 (€0.0648 withholding tax) per BBVA share, as gross interim dividend against 2016 results. The dividend is expected to be paid on July 11, 2016. The total amount paid to the shareholder’s, after deducting the treasury shares held by the Group’s entities, amounted to €517million euros.

On September 28, 2016, the Board of Directors approved the execution of the first of the share capital increases charged to voluntary reserves, as agreed by the AGM held on March 11, 2016 to implement the Dividend Option. As a result of this increase, the Bank’s share capital increased by €42,266,085.33 (86,257,317 shares at a €0.49 par value each). 87.85% of the right owners have opted to receive newly-issued BBVA ordinary shares. The other 12.15% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 787,374,942 rights for a total amount of 62,989,995.36 €. The price at which BBVA has acquired such rights of free allocation (in execution of said commitment) was €0.08 per right.

5.	Operating segment reporting

The information about operating segments is provided in accordance with IFRS 8. Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group management into operating segments and, ultimately, the reportable segments themselves.

During 2016, there have not been significant changes in the reporting structure of the operating segments of the BBVA Group compared to the structure existing at the end of 2015. The structure of the operating segment is as follows:

●	Banking activity in Spain

Includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

●	Real estate activity in Spain

Covers specialist management of real-estate assets in the country (excluding buildings for own use), including: foreclosed real-estate assets from residential mortgages and developers; as well as lending to developers.

●	The United States

Includes the Group´s business activity in the country through the BBVA Compass group and the BBVA New York branch.

●	Turkey

Includes the activity of the Garanti Group.

●	Mexico

Includes all the banking, real-estate and insurance businesses in the country.

●	South America

Basically includes BBVA´s banking and insurance businesses in the region.

●	Rest of Eurasia

Includes business activity in the rest of Europe and Asia, i.e. the Group´s retail and wholesale businesses in the area.

Lastly, the Corporate Center comprised of the rest of the items that have not been allocated to the operating segments. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out by the Group in 2015.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

The breakdown of the BBVA Group’s total assets by operating segments as of September 30, 2016 and December 31. 2015, is as follows:

	Millions of Euros
Total Assets by Operating Segments	September 2016	December 2015 (*)
Banking Activity in Spain	332,848	339,775
Real Estate Activity in Spain	14,496	17,122
United States	84,676	86,454
Turkey	88,553	89,003
Mexico	89,678	99,594
South America	72,112	70,661
Rest of Eurasia	20,062	23,469
Subtotal Assets by Operating Segments	702,425	726,079
Corporate Center and other adjustments	22,202	23,999
Total Assets BBVA Group	724,627	750,078

(*)

The figures corresponding to December 31, 2015 have been restated under 2016 operating segment reporting structure for the purpose of comparison with the information for September 30, 2016 (see Note 1).

The profit and main earning figures in the consolidated income statements for the nine months ended September 30, 2016 and 2015 by operating segments are as follows:

					Millions of Euros
	BBVA Group				Operating Segments				Corporate Center	Adjustments (*)
Main Margins and Profits by Operating Segments		Banking Activity in Spain	Real Estate Activity in Spain	United States	Turkey	Mexico	South America	Rest of Eurasia
September 2016
Net interest income	12,674	2,911	44	1,421	2,516	3,829	2,182	123	(352)	-
Gross income	18,431	4,970	(29)	2,005	3,255	4,952	3,016	369	(108)	-
Net operating income (1)	8,882	2,260	(120)	640	1,981	3,157	1,606	119	(760)	-
Operating profit /(loss) before tax	5,107	1,327	(443)	398	1,475	1,943	1,196	138	(927)	-
Profit	2,797	936	(315)	298	464	1,441	576	101	(704)
September 2015 (2)
Net interest income	11,600	3,000	30	1,342	1,320	4,029	2,483	130	(324)	(411)
Gross income	17,211	5,385	(38)	1,964	1,371	5,269	3,405	359	(181)	(323)
Net operating income (1)	8,399	2,844	(131)	630	685	3,311	1,888	107	(824)	(111)
Operating profit /(loss) before tax	3,055	1,398	(605)	541	460	2,013	1,375	101	(947)	(1,280)
Profit	1,702	987	(417)	394	249	1,522	693	66	(1,793)

(1)	Gross Income less Administrative Cost and Amortization

(2)	Year 2015 Includes adjustments due to Garanti Group accounted for using the equity method instead of using management criteria (proportionally integrated), until consolidation date.

(*)

The figures corresponding to September 30, 2015 have been restated under 2016 operating segment reporting structure for the purpose of comparison with the information for September 30, 2016 (see Note 1).

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

6.	Risk management

The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of September 30, 2016 do not differ significantly from those included in the interim consolidated financial statements for the six months ended June 30, 2016 (see Note 7).

In accordance with IFRS 7, “Financial Instruments: Disclosures” the BBVA Group’s maximum credit risk exposure by headings in the balance sheets as of September 30, 2016 and December 31, 2015 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

	Millions of euros
Maximum Credit Risk Exposure	September 2016	December 2015
Financial assets held for trading	33,164	37,424
Debt securities	29,240	32,825
Equity instruments	3,832	4,534
Customer lending	91	65
Other financial assets designated at fair value through profit or loss	2,104	2,311
Loans and advances to credit institutions	-	62
Debt securities	168	173
Equity instruments	1,936	2,075
Available-for-sale financial assets	87,030	113,710
Debt securities	82,040	108,448
Government	59,742	81,579
Credit institutions	5,170	8,069
Other sectors	17,128	18,800
Equity instruments	4,990	5,262
Loans and receivables	474,116	490,580
Loans and advances to central banks	9,646	17,830
Loans and advances to credit institutions	30,664	29,368
Loans and advances to customers	422,843	432,856
Debt securities	10,962	10,526
Held-to-maturity investments	19,107	-
Derivatives (trading and hedging)	55,620	49,350
Total Financial Assets Risk	671,141	693,375
Total Loan commitments and financial guarantees	175,040	185,609
Total Maximum Credit Exposure	846,181	878,984

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

The table below shows the composition of the impaired financial assets and risks as of September 30, 2016 and December 31, 2015, broken down by heading in the accompanying consolidated balance sheet:

	Millions of euros
Impaired secured loans Risks. Breakdown by Type of Asset and by Sector	September 2016	December 2015
Impaired financial Assets
Available-for-sale financial assets	238	76
Debt securities	238	76
Loans and receivables	23,627	25,363
Loans and advances to credit institutions	22	25
Loans and advances to customers	23,589	25,333
Debt securities	17	5
Total Impaired financial Assets	23,865	25,439
Impaired financial guarantees given	665	664
Total impaired secured loans Risks	24,530	26,103

Below is presented the change in the impaired financial assets in the period ended September 30, 2016 and period ended December 31, 2015:

	Millions of euros
Changes in Impaired Financial Assets and Contingent Risks	September 2016	September 2015
Balance at the beginning	26,103	23,234
Additions	8,195	6,284
Decreases (*)	(5,583)	(4,917)
Net additions	2,612	1,367
Amounts writtens off	(4,209)	(3,702)
Acquisition of subsidiaries in the year	-	5,814
Exchange diffetences and other	24	(206)
Balance at the end	24,530	26,507

(*)    Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Below is a breakdown of the impairment losses and provisions for contingent risks recognized on the accompanying consolidated balance sheets to cover estimated impairment losses as of September 30, 2016 and December 31, 2015, broken down by heading in the accompanying consolidated balance sheet:

	Millions of euros
Impairment Losses and Provisions for Contingent Risks	September 2016	December 2015
Available-for-sale financial assets	356	284
Loans and receivables	16,777	18,752
Loans and advances to credit institutions	16,720	18,691
Loans and advances to customers	40	51
Debt securities	18	10
Held-to-maturity investments	12	-
Impairment losses on financial assets	17,146	19,036
Provisions for commitments and guarantees given	940	714
Total provisions for credit risks	18,086	19,750

Below are the changes in the period of three months ended September 30, 2016 and September 30, 2015, in the estimated impairment losses:

	Millions of euros
Changes in Impaired Financial Assets	September 2016	September 2015
Balance at the beginning	19,750	14,833
Increase in impairment losses charged to income	5,992	4,632
Decrease in impairment losses charged to income	(2,496)	(1,068)
Acquisition of subsidiaries in the year	-	6,924
Transfer to written-off loans, exchange differences and other	(5,161)	(5,541)
Balance at the end	18,086	19,780

7.	Fair Value

The criteria and valuation methods used to calculate the fair value of financial assets as of September 30, 2016, do not differ significantly from those included in the Note 8 from the interim consolidated financial statements for the six months ended June 30, 2016.

During the three months ended September 30, 2016, there is no material entry due to financial instruments transfers between the different levels of measurement and the changes are due to the variations in the fair value of the financial instruments.

 Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

8.	Balance sheet

Cash and cash balances at central banks

	Millions of Euros
Cash and cash balances at central banks	September 2016	December 2015
Cash on hand	5,904	7,192
Cash balances at central banks	21,856	18,445
Other demand deposits	3,414	3,646
Total Assets	31,174	29,282
Deposits from Central Banks (*) (**)	32,802	21,022
Repurchase agreements	5,639	19,065
Total Liabilities	38,441	40,087

 (*) Includes Accrued Interest

 (*) Variation mainly due to the participation in TLTRO program

Financial Assets and Liabilities Held-for-Trading

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	September 2016	December 2015
Loans and advances	91	65
Debt securities	29,240	32,825
Equity instruments	3,832	4,534
Derivatives	42,405	40,902
Total Assets	75,569	78,326
Derivatives	42,599	42,149
Short positions	12,627	13,053
Total Liabilities	55,226	55,203

	Millions of Euros
Financial Assets Held-for-Trading	September	December
Debt securities by issuer	2016	2015
Issued by Central Banks	386	214
Spanish government bonds	4,672	7,419
Foreign government bonds	20,549	21,821
Issued by Spanish financial institutions	273	328
Issued by foreign financial institutions	1,612	1,438
Other debt securities	1,749	1,606
Total	29,240	32,825

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Financial assets and liabilities designated at fair value through profit or loss

	Millions of Euros
Financial assets and liabilities designated at fair value through profit or loss	September 2016	December 2015
Loans and advances to credit institutions	-	62
Debt securities	168	173
Unit-linked products	147	163
Other securities	21	9
Equity instruments	1,936	2,075
Unit-linked products	1,792	1,960
Other securities	144	115
Total Assets	2,104	2,311
Other financial liabilities	2,436	2,649
Unit-linked products	2,436	2,649
Total Liabilities	2,436	2,649

Available-for-sale financial assets

	Millions of Euros
Available-for-Sale Financial Assets	September 2016	December 2015
Debt securities	82,040	108,448
Impairment losses	(173)	(139)
Subtotal	81,866	108,310
Equity instruments	4,990	5,262
Impairment losses	(183)	(146)
Subtotal	4,807	5,116
Total	86,673	113,426

	Millions of Euros
Available-for-Sale Financial Assets Debt securities	September 2016	December 2015
Debt securities
Issue by Central Banks	2,030	2,273
Spanish government bonds	27,501	40,394
Foreign government bonds	30,211	38,913
Issue by credit institutions	5,170	8,069
Resident	1,154	2,789
Non-resident	4,016	5,279
Other debt securities	15,562	18,150
Resident	1,352	2,074
Non-resident	14,209	16,076
Total gross	80,473	107,798
Impairment losses	(173)	(139)
Accruals and adjustments for hedging derivatives	1,566	650
Total	81,866	108,310

During the nine months of 2016, the heading “Available for sale financial assets- Debt securities” decreased mainly due to the reclassification of certain debt securities to the heading “Held to maturity investments” in BBVA S.A. and in Garanti Group, mainly related to government debt securities.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Loans and receivables

	Millions of euros
Loans and receivables	September 2016	December 2015
Loans and advances to central banks	9,646	17,830
Loans and advances to credit institutions	30,624	29,317
Loans and advances to customers	406,124	414,165
Mortgage secured loans	142,124	144,203
Other loans secured with security interest	58,315	57,041
Unsecured loans	132,606	137,322
Credit lines	12,868	13,758
Commercial credit	12,056	13,434
Receivable on demand and other	8,799	9,226
Credit cards	14,767	15,360
Finance leases	8,920	9,032
Reverse repurchase agreements	5,191	5,036
Financial paper	1,052	1,063
Impaired assets	23,589	25,333
Total gross	420,287	430,808
Valuation adjustments	(14,164)	(16,643)
Impairment losses	(16,720)	(18,691)
Derivatives – Hedge accounting and others	1,405	1,199
Rest of valuation adjustments	1,151	849
Debt securities	10,943	10,516
Total	457,338	471,828

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets as of September 30, 2016 and December 31, 2015 amounted to €32,339 million and €32,621 million, respectively.

Held to maturity investments

Millions of Euros
Held-to-Maturity Investments (*)	September 2016
Domestic Debt Securities
Spanish Government and other government agency debt securities	9,189
Other Domestic Securities	680
Credit institutions	523
Other resident	156
Foreign Debt Securities
Government and other government agency debt securities	8,200
Others securities	1,038
Credit institutions	974
Other non resident	64
Valuation adjustments	(12)
TOTAL	19,094

(*)	As of December 31, 2015 the Group BBVA has not registered any balances in this heading.

 Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

In the first quarter of 2016, some debt securities were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments”. This reclassification has been carried out once past the two-year penalty established in IAS-39 standard (penalization which meant not being able to keep maturity portfolio due to the significant sales that occurred in the year 2013) and since the intention the Group regarding how to manage such securities, is held to maturity.

The fair value carrying amount of these financials asset on the date of the reclassification amounted to €17,650 million and becomes its new amortized cost. The previous gain on that asset that has been recognized in “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Available for sale financial assets” is amortized to profit or loss over the remaining life of the held-to-maturity investment using the effective interest method. Any difference between the new amortized cost and maturity amount is also amortized over the remaining life of the financial asset using the effective interest method, similar to the amortization of a premium and a discount. This reclassification was triggered by a change in the Group´s strategy regarding the management of these securities.

Investments in joint ventures and associates

	Millions of Euros
Associates Entities and joint ventures. Breakdown by entities	September 2016	December 2015
Associates Entities	543	636
Joint ventures	207	243
Total	751	879

As of September 30, 2016, the Group had classified part of the stake (317 million euros) held by the Group in Metrovacesa, SA to financial assets available for sale after the announcement of the spin off and merger of one of the split-off parts with Merlin Properties REIT, SA, which was finally formalized on October 20, 2016. This reclassification resulted in such participation converted to fair value with no significant loss recorded in the consolidated income statement.

Tangible assets

	Millions of euros
Tangible Assets. Breakdown by Type of Asset Cost Value, Amortizations and impairments	September 2016	December 2015
Property plant and equipment
For own use
Land and Buildings	5,742	5,858
Work in Progress	328	545
Furniture, Fixtures and Vehicles	7,547	7,628
Accumulated depreciation	(5,787)	(5,654)
Impairment	(351)	(354)
Subtotal	7,479	8,021
Leased out under an operating lease
Assets leased out under an operating lease	958	668
Accumulated depreciation	(223)	(202)
Impairment	(11)	(10)
Subtotal	725	456
Subtotal	8,204	8,477
Investment property
Building rental	1,954	2,013
Other	48	378
Accumulated depreciation	(110)	(116)
Impairment	(627)	(808)
Subtotal	1,265	1,467
Total	9,470	9,944

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Intangible assets

	Millions of Euros
Intangible Assets.	September 2016	December 2015
Goodwill	6,692	6,811
Other intangible assets	2,811	3,464
Total	9,503	10,275

During the third quarter of 2016, the Group completed without significant changes the adjustments to the initial calculation of the acquisition of Garanti (July 2015), in accordance with the acquisition method as per IFRS-3. Among these adjustments, the Garanti brand has been reclassified to an intangible asset with a finite useful life, with the subsequent depreciation under “Depreciation – Other intangible assets” within the income statement (Note 9).

Tax assets and liabilities

	Millions of Euros
Tax assets and liabilities	September 2016	December 2015
Tax assets-	17,318	17,779
Current tax assets	1,312	1,901
Deferred (*)	16,007	15,878
Tax Liabilities-	4,593	4,721
Current tax liabilities	964	1,238
Deferred tax liabilities	3,630	3,483

 (*) Includes guarantee deferred assets totaling €9,365 and €9,536 million as of September 30, 2016 and December 31, 2015 respectively.

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

According to IAS 34, income tax expense is recognized in each interim period based on the Group’s best estimate of the weighted average annual income tax rate expected for the full financial year.

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes deferred tax assets. The balance under the “Tax liabilities” heading includes to the Group’s various deferred tax liabilities.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Other assets and liabilities

	Millions of Euros
Other assets and liabilities. Breakdown by nature	September 2016	December 2015
Inventories	3,768	4,303
Real estate companies	3,737	4,172
Others	31	131
Transactions in progress	234	148
Accruals	913	804
Unaccrued prepaid expenses	620	558
Other prepayments and accrued income	294	246
Insurance contracts linked to pensions	-	-
Other items	3,464	3,311
Total Assets	8,379	8,566
Transactions in progress	206	52
Accruals	2,780	2,609
Unpaid accrued expenses	2,120	2,009
Other accrued expenses and deferred income	660	600
Other items	764	1,949
Total Liabilities	3,749	4,610

Non-current assets and disposal groups classified as held for sale

	Millions of Euros
Non-current assets and disposal groups classified as held for sale Breakdown by items	September 2016	December 2015
Foreclosures and recoveries	4,067	3,991
Other assets from:	392	706
Business sale - Assets	60	37
Accrued amortization (*)	(53)	(80)
Impairment losses	(1,340)	(1,285)
Total Non-current assets and disposal groups classified as held for sale	3,126	3,369

 (*) Net of accumulated amortization until reclassified as non-current assets and disposal groups held for sale.

Financial liabilities at amortized cost

	Millions of Euros
Financial liabilities measured at amortised cost	September 2016	December 2015
Deposits	491,905	511,992
Deposits from Central Banks	38,441	40,087
Deposits from Credit Institutions	68,116	68,543
Customer deposits	385,348	403,362
Debt securities issued	76,363	81,980
Other financial liabilities	13,325	12,141
Total	581,593	606,113

 Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Deposits from credit institutions

	Millions of euros
Deposits from credit institutions	September 2016	December 2015
Reciprocal accounts	144	160
Deposits with agreed maturity	31,881	37,859
Demand deposits	4,560	4,121
Other accounts	28	149
Repurchase agreements	31,329	26,069
Subtotal	67,942	68,358
Accrued interest until expiration	174	185
Total	68,116	68,543

Customer deposits

	Millions of euros
Customer deposits	September 2016	December 2015
General Governments	20,860	25,343
Of which:
Repurchase agreements	-	7,556
Current accounts	111,867	112,273
Savings accounts	83,306	82,975
Fixed-term deposits	157,459	165,125
Repurchase agreements	9,444	15,711
Subordinated deposits	234	285
Other accounts	1,227	812
Accumulated other comprehensive income	951	839
Total	385,349	403,362
Of which:
In Euros	184,093	203,053
In foreign currency	201,255	200,309
Of which:
Deposits from other creditors without valuation adjustment	384,638	402,689
Accrued interests	711	673

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Debt securities issued

	Millions of euros
Debt securities issued	September 2016	December 2015
In Euros	45,592	51,449
Promissory bills and notes	721	456
Non-convertible bonds and debentures	8,900	9,764
Mortgage Covered bonds	23,083	28,740
Hybrid financial instruments	418	384
Securitization bonds made by the Group	3,563	4,580
Accrued interest and others (*)	1,745	1,425
Subordinated liabilities	7,162	6,100
Convertible	4,000	3,000
Convertible perpetual securities	4,000	3,000
Convertible subordinated debt	-	-
Non-convertible	3,043	3,041
Preferred Stock	358	358
Other subordinated liabilities	2,685	2,683
Accrued interest and others (*)	119	59
Other subordinated liabilities	30,771	30,531
Promissory bills and notes	248	192
Non-convertible bonds and debentures	13,937	14,793
Mortgage Covered bonds	149	146
Hybrid financial instruments	2,151	2,392
Securitization bonds made by the Group	4,245	3,039
Accrued interest and others (*)	293	254
Subordinated liabilities	9,748	9,715
Convertible	1,406	1,439
Convertible perpetual securities	1,406	1,439
Convertible subordinated debt	-	-
Non-convertible	7,713	7,818
Preferred Stock	595	616
Other subordinated liabilities	7,118	7,202
Accrued interest and others (*)	630	458
Convertible subordinated debt	76,363	81,981

 (*) Hedging transactions and issuance expenses

During the nine months ended September 30, 2016, BBVA, S.A. has amortized €7,263 million. BBVA SA issued €2,750 million of mortgage bonds, in the same period.

Other subordinated liabilities

	Millions of euros
Other financial liabilities	September 2016	December 2015
Creditors for other financial liabilities	4,157	3,303
Collection accounts	2,725	2,369
Creditors for other payment obligations	6,443	5,960
Dividend payable but pending payment	-	509
Total	13,325	12,141

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Liabilities under insurance and reinsurance contracts

	Millions of euros
Liabilities under Insurance and Reinsurance Contracts Technical Reserve and Provisions	September 2016	December 2015
Mathematical reserves	7,951	8,101
Provision for unpaid claims reported	699	697
Provisions for unexpired risks and other provisions	624	609
Total	9,274	9,407

Provisions

	Millions of euros
Provisions. Breakdown by concepts	September 2016	December 2015
Pensions and other post employment defined benefit obligations	5,967	6,299
Other long term employee benefits	-	-
Pending legal issues and tax litigation	451	616
Commitments and guarantees given	939	714
Other provisions (*)	1,270	1,223
Total	8,627	8,852

  (*) Provisions or contingencies in different geographies, those, individually, are not significant.

Pension and other post-employment commitments

Employees are covered by defined contribution plans in practically all of the countries in which the Group operates, with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees and with liabilities relating largely to inactive employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members.

The amounts relating to post-employment benefits charged to the profit and loss account and other comprehensive income are as follows:

	Millions of Euros
Consolidated Income Statement Impact	September 2016	September 2015
Interest and similar expenses (*)	77	100
Personnel expenses	118	133
Defined contribution plan expense	67	68
Defined benefit plan expense	51	65
Provisions (net)	277	444
Total impact on Income Statement: Debit (Credit)	472	677

  (*)       Interest and similar charges includes interest charges/credits.

Common stock

As of September 30, 2016, BBVA’s share capital amounted to €3.175.375.383,25 divided into 6.480.357.925 shares. As a result of the increase carried out on October 19, 2016, due to the execution of the first of the capital increase described in Note 4, BBVA’s share capital, at the date of preparation of these consolidated financial statements, amounted to €3,217,641,468.58 divided into 6,566,615,242 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Retained earnings, revaluation reserves and other reserves

	Millions of Euros
Retained earnings, revaluation reserves and other reserves	September 2016	December 2015 (*)
Retained earnings	23,809	22,588
Revaluation reserves	21	22
Other reserves	(150)	(98)
Reserves or accumulated losses of investments in subsidaries, joint ventures and associates	(150)	(98)
Other	-	-
Total	23,680	22,512

Accumulated other comprehensive income

	Millions of euros
Accumulated other comprehensive income	September 2016	December 2015
Items that will not be reclassified to profit or loss	(929)	(859)
Actuarial gains or (-) losses on defined benefit pension plans	(929)	(859)
Non-current assets and disposal groups classified as held for sale	-	-
Share of other recognised income and expense of investments in subsidaries, joint ventures and associates	-	-
Other adjustments	-	-
Items that may be reclassified to profit or loss	(3,752)	(2,490)
Hedge of net investments in foreign operations [effective portion]	(167)	(274)
Foreign currency translation	(5,588)	(3,905)
Hedging derivatives. Cash flow hedges [effective portion]	122	(49)
Available-for-sale financial assets	1,898	1,674
Non-current assets and disposal groups classified as held for sale	-	-
Share of other recognised income and expense of investments in subsidaries, joint ventures and associates	(18)	64
Total	(4,681)	(3,349)

Minority interest (non-controlling interests)

	Millions of euros
Minority interest Breakdown by Subsidiaries	September 2016	December 2015
BBVA Colombia Group	62	58
BBVA Chile Group	347	314
BBVA Banco Continental Group	931	913
BBVA Banco Provincial Group	101	100
BBVA Banco Francés Group	216	220
Garanti Group	6,600	6,460
Other companies	67	85
Total	8,324	8,149

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of euros
Attributable to minority interest (non-controlling interests) Breakdown by Subsidiaries	September 2016	September 2015
BBVA Colombia Group	6	8
BBVA Chile Group	26	33
BBVA Banco Continental Group	140	158
BBVA Banco Provincial Group	(11)	3
BBVA Banco Francés Group	49	58
Garanti Group	708	125
Other companies	6	26
Total	925	411

Commitments and guarantees given

	Millions of euros
Loan commitments and financial guarantees	September 2016	December 2015
Financial guarantees given
Collateral, bank guarantees and indemnities	39,557	39,971
Rediscounts, endorsements and acceptances	647	538
Letter of credit and others	9,764	9,367
Total financial guarantees given	49,969	49,876
Loan Commitments given
Balances drawable by third parties:	109,661	123,620
Credit institutions	864	921
Government and other government agencies	2,920	2,570
Other resident sectors	27,399	27,334
Non-resident sector	78,477	92,795
Other contingent liabilities	15,412	12,113
Total loan commitments given	125,072	135,733

Total Loan commitments and financial guarantees	175,041	185,609

Off-balance sheet customer funds

	Millions of euros
Off-Balance Sheet Customer Funds by Type	September 2016	December 2015
Mutual funds	54,555	54,419
Pension funds	32,628	31,542
Customer portfolios	40,494	42,074
Other resources	3,156	3,786
Total	130,833	131,822

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

9.	Income statement

During 2015, the following events took place: acquisition of Catalunya Banc (second quarter), the consolidation of Garanti from the date of effective control (third quarter). These effects impact all the income statement lines of the Group.

Net Interest income

Interest income

	Millions of Euros
Interest Income Breakdown by Origin	September 2016	September 2015
Central Banks	156	107
Loans and advances to credit institutions	159	176
Loans and advances to customers	16,095	13,751
General governments	317	429
Resident sector	2,251	2,541
Non resident sector	13,528	10,782
Debt securities	3,173	2,709
Held for trading	745	758
Available-for-sale financial assets	2,429	1,951
Adjustments of income as a result of hedging transactions	(296)	(255)
Insurance activity	869	807
Other income	478	428
Total	20,636	17,724

Interest expenses

	Millions of Euros
Interest Expenses Breakdown by Origin	September 2016	September 2015
Central banks	162	91
Deposits from credit institutions	1,016	803
Customers deposits	4,346	3,011
Debt securities issued	1,753	1,886
Adjustments of expenses as a result of hedging transactions	(420)	(666)
Cost attributable to pension funds	77	100
Insurance activity	593	581
Other expenses	435	317
Total	7,961	6,124

Dividend interest

	Millions of Euros
Dividend Income	September 2016	September 2015
Dividends from:
Financial assets held for trading	131	120
Available-for-sale financial assets	204	168
Total	336	288

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Share of profit or loss of entities accounted for using the equity method

“Investments in Entities Accounted for Using the Equity Method” amounted to €18 million for the nine months ended September 30, 2016 compared with the €192 million recorded for the three nine ended September 30, 2015 mainly as a result of the decrease in the contribution from Garanti Group due to the change in consolidation method that took place in the third quarter of 2015.

Fee and Commissions Income and expenses

	Millions of Euros
Fee and Commission Income	September 2016	September 2015
Bills receivables	40	62
Demand accounts	351	327
Credit and debit cards	1,998	1,379
Checks	152	179
Transfers and others payment orders	422	377
Insurance product commissions	132	141
Commitment fees	178	128
Contingent risks	301	303
Asset Management	627	644
Securities fees	257	228
Custody securities	92	102
Other fees and commissions	496	702
Total	5,046	4,572

	Millions of Euros
Fee and Commission Expenses	September 2016	September 2015
Commissions for selling insurance	45	61
Credit and debit cards	946	708
Transfers and others payment orders	75	74
Other fees and commissions	422	382
Total	1,489	1,225

Gains or losses on financial assets and liabilities

	Millions of Euros
Gains or losses on financial assets and liabilities Breakdown by Heading of the Balance Sheet	September 2016	September 2015
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	992	818
Available-for-sale financial assets	770	751
Loans and receivables	81	67
Other	142	-
Gains or losses on financial assets and liabilities held for trading, net	180	(434)
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	50	190
Gains or losses from hedge accounting, net	(56)	155
Total	1,166	730

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
Gains or losses on financial assets and liabilities Breakdown by nature of the Financial Instrument	September 2016	September 2015
Debt instruments	681	305
Equity instruments	133	(540)
Loans and advances to customers	51	74
Derivatives	254	712
Costumer deposits	22	158
Other	25	20
Total	1,166	730

Exchange differences (net)

The balance of the heading “Exchange differences (net)” stood at €587 million in the third quarter of 2016, compared with €850 million in the third quarter of 2015.

Other operating income and expenses and income and expenses on insurance and reinsurance contracts

	Millions of Euros
Other operating income and income on insurance and reinsurance contracts	September 2016	September 2015
Other operating income	972	887
Financial income from non-financial services	623	591
Of which: Real estate companies	408	428
Rest of other operating income	350	297
Of which: from rented buildings	57	65
Income on insurance and reinsurance contracts	2,741	2,633

	Millions of Euros
Other operating expenses and expenses on insurance and reinsurance contracts	September 2016	September 2015
Other operating expenses	1,644	1,436
Change in inventories	446	440
Of Which: Real estate companies	368	386
Rest of other operating expenses	1,198	996
Expenses on insurance and reinsurance contracts	1,977	1,880

Administration costs

Personnel expenses

	Millions of Euros
Personnel Expenses	September 2016	September 2015
Wages and salaries	3,908	3,443
Social security costs	601	597
Defined contribution plan expense	67	68
Defined benefit plan expense	51	65
Other personnel expenses	397	413
Total	5,025	4,586

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Other administrative expenses

	Millions of Euros
General and Administrative Expenses	September 2016	September 2015
Technology and systems	509	494
Communications	230	229
Advertising	299	286
Property, fixtures and materials	819	837
Of which: Rent expenses (*)	470	483
Taxes other than income tax	325	325
Other expenses	1,281	1,123
Total	3,463	3,294

 (*)   The consolidated companies do not expect to terminate the lease contracts early.

Depreciation

	Millions of Euros
Depreciation	September 2016	September 2015
Tangible assets	509	434
For own use	493	415
Investment properties	16	19
Assets leased out under financial lease	-	-
Other Intangible assets	552	498
Total	1,061	932

Provisions or reversal of provisions

	Millions of Euros
Provisions or reversal of provisions	September 2016	September 2015
Pensions and other post employment defined benefit obligations	277	444
Other long term employee benefits	-	-
Commitments and guarantees given	17	12
Pending legal issues and tax litigation	40	36
Other Provisions	128	82
Total	463	574

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss

	Millions of Euros
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	September 2016	September 2015
Available-for-sale financial assets	152	3
Debt securities	116	1
Other equity instruments	36	2
Loans and receivables	2,962	3,211
Of which: Recovery of written-off assets	366	338
Total	3,114	3,214

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Impairment or reversal of impairment on non-financial assets

	Millions of Euros
Impairment or reversal of impairment on non-financial assets	September 2016	September 2015
Intangible assets	-	-
Other intangible assets	3	4
Tangibles assets for own use	38	24
Investment properties	28	30
Inventories	103	148
Total	172	206

Gains or losses on derecognition of non-financial assets and investments in subsidiaries, joint ventures and associates, net

	Millions of Euros
Gains or losses on derecognition of non-financial assets and investments in subsidiaries, joint ventures and associates, net	September 2016	September 2015
Gains
Disposal of investments in subsidiaries	41	13
Disposal of tangible assets and other	46	63
Losses:
Disposal of investments in subsidiaries	-	(2,218)
Disposal of tangible assets and other	(33)	(4)
Total	54	(2,146)

During 2015, the heading “Losses – Disposal of investments in subsidiaries” included, mainly, the fair value measurement of its previously acquired stake in Garanti because of the change in the consolidation method.

Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	September 2016	September 2015
Gains on sale of real estate	33	23
Impairment of non-current assets held for sale	(129)	(170)
Gains on sale of investments classified as non current assets held for sale	16	44
Gains on sale of equity instruments classified as non current assets held for sale (*)	-	878
Total	(80)	775

 (*)   The balance of this heading includes the gains from the sale of CNCB during 2015

10.	Subsequent events

From October 1, 2016 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these interim financial statements, except the one mentioned in note 4 concerning to the dividend option, have taken place that significantly affect the Group’s earnings or its equity position.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 19, 2016	By: /s/ María Ángeles Peláez

Name: María Ángeles Peláez

Title: Authorized representative